_LER
-OURCES INC.
,E 500, 926 - 5 AVE. S.W.
LGARY, AB T2P 0N7 CANADA
_L: (403) 269-6753
,AX: (403) 266-2606,
www.tylerresources.com TYS:CDNX

January 29, 2004

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated January 29, 2004

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

for D. MacAulay
Barbara O'Neill

File No. 82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS FOR RELEASE: January 29, 2004**
12g3-2(b) File No. 82-3881
NEWS RELEASE 04-03

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: www.tylerresources.com

Option Agreement with Majescor

Tyler Resources Inc. ("Tyler") is pleased to announce that, subject to regulatory and TSX Venture Exchange approval, it has concluded an agreement with Majescor Resources Inc. ("Majescor") to give Majescor an option to acquire its approximately 29.91% interest in the Carat and approximately 32.66% interest in the Kelsey diamond exploration joint ventures.

The agreement with Majescor provides for total payments of $300,000 and 300,000 shares as well as 200,000 share warrants according to the following schedule:

1. On closing Majescor will pay Tyler $50,000 and issue 100,000 common shares and 50,000 common share purchase warrants exercisable at $0.40 per share for a period of three years from the date of issue.

2. On or before January 23, 2005, Majescor will pay Tyler $100,000 and issue 100,000 common shares and 50,000 common share purchase warrants exercisable at $0.45 per share for a period of three years from the date of issue.

3. In order for Majescor to purchase Tyler's rights, title and interest in both properties and joint venture agreements, Majescor, on or before January 23, 2006 will be required to pay Tyler $150,000 and issue 100,000 common shares and 100,000 common share purchase warrants exercisable at $0.55 per share for a period of two years from the date of issue.

In addition, Tyler will retain an interest of 8.3% of Majescor's net profits from the Carat property and 8.4375% of Majescor's net profits from the Kelsey property.

The Carat Property consists of claims totaling approximately 94,364 acres immediately north of the Ekati Mine claim block and the Kelsey Property consists of claims totaling approximately 165,271 acres directly east of the DeBeers/Mountain Province Kennady Lake Property, North West Territories.

This transaction will assist Tyler in concentrating its activities on its Bahuerachi porphyry copper and gold property, where, according to the latest information provided by Fugro Airborne Survey, an airborne survey is expected to be completed by mid to late February. This will be followed by a planned 2,000 m drilling program and completion of an underground sampling program.

Tyler is pleased to become associated with Majescor, a diversified and experienced diamond explorer, and believes that the transaction will accelerate exploration on the two highly prospective diamond properties.

A finders fee will be payable by Tyler to a third party in connection with the transaction.

"James Devonshire"
James Devonshire
Chairman/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS FOR RELEASE: January 29, 2004**
12g3-2(b) File No. 82-3881
NEWS RELEASE 04-03
For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: www.tylerresources.com

Option Agreement with Majescor

Tyler Resources Inc. ("Tyler") is pleased to announce that, subject to regulatory and TSX Venture Exchange approval, it has concluded an agreement with Majescor Resources Inc. ("Majescor") to give Majescor an option to acquire its approximately 29.91% interest in the Carat and approximately 32.66% interest in the Kelsey diamond exploration joint ventures.

The agreement with Majescor provides for total payments of $300,000 and 300,000 shares as well as 200,000 share warrants according to the following schedule:

1. On closing Majescor will pay Tyler $50,000 and issue 100,000 common shares and 50,000 common share purchase warrants exercisable at $0.40 per share for a period of three years from the date of issue.

2. On or before January 23, 2005, Majescor will pay Tyler $100,000 and issue 100,000 common shares and 50,000 common share purchase warrants exercisable at $0.45 per share for a period of three years from the date of issue.

3. In order for Majescor to purchase Tyler's rights, title and interest in both properties and joint venture agreements, Majescor, on or before January 23, 2006 will be required to pay Tyler $150,000 and issue 100,000 common shares and 100,000 common share purchase warrants exercisable at $0.55 per share for a period of two years from the date of issue.

In addition, Tyler will retain an interest of 8.3% of Majescor's net profits from the Carat property and 8.4375% of Majescor's net profits from the Kelsey property.

The Carat Property consists of claims totaling approximately 94,364 acres immediately north of the Ekati Mine claim block and the Kelsey Property consists of claims totaling approximately 165,271 acres directly east of the DeBeers/Mountain Province Kennady Lake Property, North West Territories.

This transaction will assist Tyler in concentrating its activities on its Bahuerachi porphyry copper and gold property, where, according to the latest information provided by Fugro Airborne Survey, an airborne survey is expected to be completed by mid to late February. This will be followed by a planned 2,000 m drilling program and completion of an underground sampling program.

Tyler is pleased to become associated with Majescor, a diversified and experienced diamond explorer, and believes that the transaction will accelerate exploration on the two highly prospective diamond properties.

A finders fee will be payable by Tyler to a third party in connection with the transaction.

"James Devonshire"
James Devonshire
Chairman/Director

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS FOR RELEASE: January 29, 2004**
12g3-2(b) File No. 82-3881
NEWS RELEASE 04-03
For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: www.tylerresources.com

Option Agreement with Majescor

Tyler Resources Inc. ("Tyler") is pleased to announce that, subject to regulatory and TSX Venture Exchange approval, it has concluded an agreement with Majescor Resources Inc. ("Majescor") to give Majescor an option to acquire its approximately 29.91% interest in the Carat and approximately 32.66% interest in the Kelsey diamond exploration joint ventures.

The agreement with Majescor provides for total payments of $300,000 and 300,000 shares as well as 200,000 share warrants according to the following schedule:

1. On closing Majescor will pay Tyler $50,000 and issue 100,000 common shares and 50,000 common share purchase warrants exercisable at $0.40 per share for a period of three years from the date of issue.

2. On or before January 23, 2005, Majescor will pay Tyler $100,000 and issue 100,000 common shares and 50,000 common share purchase warrants exercisable at $0.45 per share for a period of three years from the date of issue.

3. In order for Majescor to purchase Tyler's rights, title and interest in both properties and joint venture agreements, Majescor, on or before January 23, 2006 will be required to pay Tyler $150,000 and issue 100,000 common shares and 100,000 common share purchase warrants exercisable at $0.55 per share for a period of two years from the date of issue.

In addition, Tyler will retain an interest of 8.3% of Majescor's net profits from the Carat property and 8.4375% of Majescor's net profits from the Kelsey property.

The Carat Property consists of claims totaling approximately 94,364 acres immediately north of the Ekati Mine claim block and the Kelsey Property consists of claims totaling approximately 165,271 acres directly east of the DeBeers/Mountain Province Kennady Lake Property, North West Territories.

This transaction will assist Tyler in concentrating its activities on its Bahuerachi porphyry copper and gold property, where, according to the latest information provided by Fugro Airborne Survey, an airborne survey is expected to be completed by mid to late February. This will be followed by a planned 2,000 m drilling program and completion of an underground sampling program.

Tyler is pleased to become associated with Majescor, a diversified and experienced diamond explorer, and believes that the transaction will accelerate exploration on the two highly prospective diamond properties.

A finders fee will be payable by Tyler to a third party in connection with the transaction.

"James Devonshire"
James Devonshire
Chairman/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.